Filed Pursuant to Rule 424(b)(3)

Registration Statement Nos.  333-136173

The filing fee of $14.30 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $30,728.22 remaining of the filing fees previously paid with respect to unsold securities registered pursuant to prior registration statements filed by Duke Realty Corporation, is being carried forward for application in connection with offerings under this Registration Statement. After application of the
$14.30 registration fee due for this offering, $30,713.92 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 3, 2007)

16,351 Shares

Common Stock

This prospectus supplement relates to the offer and sale, from time to time, by the selling shareholder named herein of up to 16,351 shares of our common stock if and to the extent that such selling shareholder redeems units of limited partnership interest in Duke Realty Limited Partnership, or the “Operating Partnership,” and we elect to issue common stock in exchange for those units.  This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus, dated August 3, 2007.

We have registered the offering and resale of the shares to allow the selling shareholder to sell any or all of his shares of common stock on the New York Stock Exchange, or the “NYSE,” or in private transactions using any of the methods described in the accompanying prospectus.  See “Plan of Distribution.”  The registration of the shares does not necessarily mean that the selling shareholder will elect to cause us to redeem the units, or that any of the shares will be sold by the selling shareholder under this prospectus or otherwise.  The purchase price of any shares offered by the selling shareholder likely will be the market price of a share of common stock at that time, but may instead be based upon privately negotiated prices.

We will not receive proceeds from any issuance of shares of our common stock to the selling shareholder or from any sale of such shares by the selling shareholder, but we have agreed to pay, on behalf of the selling shareholder, certain registration expenses relating to such shares of our common stock.  The selling shareholder from time to time may offer and sell the shares held directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus.

To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, or “REITs,” our articles of incorporation contain certain restrictions relating to the ownership and transfer of our capital stock.  See “Restrictions on Ownership.”

Our common stock is listed on the NYSE under the symbol “DRE.” On March 19, 2008 the closing price of our common stock as reported on the NYSE was $22.25.

The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the distribution of common stock may be deemed to be “underwriters” under the Securities Act of 1933.  See “Plan of Distribution.”

Investing in our common stock involves risk.  See “Risk Factors” on page S-3 of this prospectus supplement and beginning on page 5 of our Annual Report on Form 10-K for the year ended December 31, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2008.

TABLE OF CONTENTS

We include cross references in this prospectus to captions elsewhere in these materials where you can find further related discussions.  The following table of contents tells you where to find these captions.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC,” using an “automatic shelf” registration statement. Our shelf registration statement allows us to offer from time to time a wide array of securities. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement and other general information that may apply to this offering.  In this prospectus supplement, we provide you with specific information about the selling shareholder and the common stock that may be sold.  Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information that you should know before investing.  This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus.  You should carefully read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.

Generally, when we refer to this “prospectus,” we are referring to both the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the selling shareholder has not, authorized anyone to provide you with different information. You should not rely on any other information that you may otherwise receive. We are not, and the selling shareholder is not, making an offer to sell or selling these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the respective dates of those documents, except where the information is as of a specific date. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the most recent date.

Duke Realty Corporation is an Indiana corporation. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, IN 46240, and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

All references to “Duke,” “we,” “us,” or “our” in this prospectus supplement mean Duke Realty Corporation and all entities owned or controlled by Duke Realty Corporation, except where it is made clear that the term means only Duke Realty Corporation.  All references to the “Operating Partnership” mean Duke Realty Limited Partnership.

RISK FACTORS

Investing in our common stock involves risks.  In deciding whether to invest in our common stock, you should carefully consider the following risk factors in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.  If any of these risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock and your investment could decline.

Future sales or issuances of our common stock may dilute the ownership interest of existing shareholders and depress the trading price of our common stock.

Future sales or issuances of our common stock may dilute the ownership interests of our existing shareholders. In addition, future sales or issuances of substantial amounts of our common stock may be at prices below the offering price of the shares offered by this prospectus supplement and may adversely impact the market price of our common stock.

The price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

•                  actual or anticipated variations in our operating results or dividends;

•                  changes in our funds from operations or earnings estimates;

•                  publication of research reports about us or the real estate industry, generally, as well as changes in our credit rating by the relevant rating agencies;

•                  increases in market interest rates that lead purchasers of our shares to demand a higher dividend yield;

•                  changes in market valuations of similar companies;

•                  adverse market reaction to any additional debt we incur in the future;

•                  additions or departures of key management personnel;

•                  actions by institutional shareholders;

•                  speculation in the press or investment community;

•                  changes in the real estate market, generally, and the value of the properties that we hold in our portfolio;

•                  the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement; and

•                  general market and economic conditions.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to ensure that the market price of our common stock will not decline in the future, or to determine the reasons underlying any such decline.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock.

As part of our growth strategy, we expect to continue to regularly review acquisition prospects that would offer business and strategic opportunities. In the event of future acquisitions, we could:

•                  use a significant portion of our available cash;

•                  issue equity securities, which would dilute the current percentage ownership of our shareholders;

•                  incur substantial debt;

•                  incur or assume contingent liabilities, known or unknown;

•                  incur amortization expenses related to intangibles; and

•                  incur large, immediate accounting write-offs.

Any such actions by us could harm our results from operations and adversely affect the price of our common stock.

The section entitled “Selling Securityholders” contained in the accompanying prospectus is hereby revised as follows:

SELLING SHAREHOLDER

The selling shareholder named below is the person who may receive shares of our common stock if the selling shareholder elects to redeem his units of the Operating Partnership, and if we issue common stock to the selling shareholder in exchange for such units.

All of the shares of common stock being offered under this prospectus are being sold by the selling shareholder named below.  The selling shareholder may offer all, some or none of his shares of our common stock received in exchange for his units of the Operating Partnership.  As such, no estimate can be made of the total number of shares of common stock that are to be offered by this prospectus or as to the total number of shares of common stock that the selling shareholder will hold after the completion of this offering.

To the extent the selling shareholder identified below is, or is affiliated with, broker-dealers, he may be deemed to be, under SEC Staff interpretations, an “underwriter” within the meaning of the Securities Act.

The following table sets forth, to our knowledge, certain information regarding the selling shareholder’s ownership of our common stock as of March 3, 2008. The table assumes that the selling shareholder sells all of the shares that he owns, and that the selling shareholder does not acquire any additional shares.

Name	Number of Shares Beneficially Owned Prior to the Offering(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned Following the Offering(4)	Percentage of Shares Beneficially Owned Following the Offering(4)
John W. Wynne (1)	16,351	*	16,351	—	—
Total	16,351	*	16,351	—	—

*	Less than 1%.
(1)

Pursuant to an amendment, dated February 14, 2008, to that certain Loan and Collateral Agreement (Demand Loan), dated as of November 25, 2003, by and among Mr. John W. Wynne, Merrill Lynch Private Finance Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Loan Agreement”), an additional 16,351 units and the underlying common stock that is registered under this prospectus have been pledged by Mr. Wynne to Merrill Lynch Private Finance Inc. as security for a loan or other extension of credit. Upon a default under the Loan Agreement, ML Private Finance LLC f/k/a Merrill Lynch Private Finance Inc., its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may also be selling shareholders of the common stock offered by this prospectus.

(2)	The number shown represents shares of common stock issuable upon the redemption by the selling shareholder of his units of the Operating Partnership.
(3)	Based on a total of 146,463,053 shares of our common stock outstanding as of March 3, 2008.
(4)

We do not know when or in what amounts a selling shareholder may offer shares of our common stock for sale. The selling shareholder might not sell any or all of the shares of our common stock offered by this prospectus. Because the selling shareholder may offer all or some of the shares of our common stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling shareholder after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the shares of our common stock covered by this prospectus will be held by the selling shareholder.

Additional selling shareholders not named in the prospectus supplement will not be able to use the prospectus for resales until they are named in the selling shareholder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling shareholders will not be able to use this prospectus for resales until they are named in the selling shareholders table by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by additional prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in the prospectus or prospectus supplement after the effective date of this prospectus.